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Pan American Silver Reports Mineral Reserves and Mineral Resources as at June 30, 2022
Vancouver, B.C. - Aug. 10, 2022 - Pan American Silver Corp. (NASDAQ: PAAS) (TSX: PAAS) (“Pan American”, or the “Company”) today reported its estimated mineral reserves and mineral resources as at June 30, 2022. Proven and probable mineral reserves are estimated to contain approximately 514.9 million ounces of silver and 3.6 million ounces of gold. Measured and indicated mineral resources (excluding proven and probable reserves) are estimated to total approximately 838.6 million ounces of silver and 8.1 million ounces of gold. In addition, inferred mineral resources total 507.7 million ounces of silver and 5.7 million ounces of gold.
“We successfully replaced 11 million ounces of silver mineral reserves and 96.1 thousand ounces of gold mineral reserves at our producing mines over the past 12 months. Most of our exploration drilling was focused on near-mine exploration at La Colorada, Huaron and Timmins and produced positive results. Most notably, 7.3 million ounces of silver mineral reserves were added at La Colorada, more than replacing the 6.7 million ounces mined," said Christopher Emerson, Pan American’s Vice President of Business Development and Geology. "Gold and silver mineral reserves were impacted by the reclassification of mineral reserves to mineral resources at the Dolores underground mine and considering the localized overestimation of the contained ounces within Phase 9B, which offset reserve gains at La Arena, Shahuindo and Timmins."
Mr. Emerson added: "We continue to add mineral resources at our silver operations, with an increase of 20.7 million silver ounces in measured and indicated mineral resources and an increase of 47.3 million silver ounces in inferred mineral resources over the past year, largely attributed to gains at Huaron and La Colorada."
This news release does not provide an update to the mineral resource estimate for the La Colorada Skarn. Pan American plans to provide that update in the third quarter of 2022.
Summary of Pan American's total mineral reserves and resources, as at June 30, 2022(1,2,3)

	Tonnes (Mt)	Ag (g/t)	Contained Ag (Moz)	Au (g/t)	Contained Au (Moz)
Proven Reserves	115.7	60	174.5	0.61	2.0
Probable Reserves	112.3	124	340.4	0.48	1.6
Proven and Probable Reserves	228.0	91	514.9	0.54	3.6
Measured Resources	203.4	89	128.0	0.39	2.3
Indicated Resources	751.8	118	710.6	0.30	5.8
Measured and Indicated Resources	955.2	113	838.6	0.32	8.1
Inferred Resources	404.0	51	507.7	0.73	5.7
(1) See table below entitled "Metal price assumptions used to estimate mineral reserves and mineral resources as of June 30, 2022".
(2) Please refer to the complete mineral reserve and resource table at the end of this news release for more information.
(3) Totals may not add up due to rounding. Total average grades of each element are with respect to those mines that produce the element.

Summary of Pan American's total mineral reserves and resources, as at June 30, 2021(1,2)

	Tonnes (Mt)	Ag (g/t)	Contained Ag (Moz)	Au (g/t)	Contained Au (Moz)
Proven Reserves	122.0	60	180.4	0.63	2.3
Probable Reserves	121.2	117	348.9	0.54	1.9

PAN AMERICAN SILVER CORP. 1

	Tonnes (Mt)	Ag (g/t)	Contained Ag (Moz)	Au (g/t)	Contained Au (Moz)
Proven and Probable Reserves	243.2	89	529.3	0.58	4.2
Measured Resources	219.5	68	121.0	0.36	2.3
Indicated Resources	771.0	111	696.9	0.31	6.0
Measured and Indicated Resources	990.5	101	817.9	0.31	8.3
Inferred Resources	417.3	47	460.4	0.70	5.8
(1) See the news release dated August 10, 2021 for the metal price assumptions used to estimate mineral reserves and mineral resources as of June 30, 2021, and for the complete mineral reserve and resource tables.
(2) Totals may not add up due to rounding. Total average grades of each element are with respect to those mines that produce the element.

Reserve and resource highlights for the 12 months ended June 30, 2022:
•At La Colorada, we added 7.3 million ounces of silver mineral reserves, replacing 108% of mined production. In addition, 42.8 million ounces of silver were added to inferred mineral resources, with infill drilling recovering to pre-COVID-19 levels.
•At Huaron, we added 7.0 million ounces of silver mineral reserves, replacing 165% of mined production. Net mineral reserves have increased for a second consecutive year, and exploration drilling has successfully expanded the southeastern portion of the deposit.
•At La Arena, we added 55.8 thousand ounces of gold mineral reserves, replacing 46% of mined production and extending mine life by an additional six months. Exploration drilling has increased mineral reserves for the past three years, and drilling on the northwest portion of the open pit has identified mineralization extending at shallow depths from the current pit. This zone remains open and will be targeted for further exploration in 2022.
•At Shahuindo, we added 161 thousand ounces of gold mineral reserves, replacing 81% of mined production. Infill drilling has increased model confidence with a focus on defining high grade structures in the northwest portion of the pit.
•At Timmins, we added 36.9 thousand ounces of gold mineral reserves, replacing 26% of mined production. In addition, exploration drilling has successfully defined 53 thousand ounces of new gold inferred mineral resources at the SW144 zone in the Timmins west mine.
A detailed summary of the silver and gold mineral reserves and mineral resources as of June 30, 2022 is provided in the following tables.
Pan American Mineral Reserves as at June 30, 2022 (1,2)

Property	Location	Classification	Tonnes (Mt)	Ag (g/t)	Contained Ag (Moz)	Au (g/t)	Contained Au (koz)
Silver Segment
Huaron	Peru	Proven	7.0	169	38.1	--	--
		Probable	3.9	167	21.1	--	--
Morococha (92.3%) (3)	Peru	Proven	3.3	156	16.6	--	--
		Probable	3.3	158	16.6	--	--

PAN AMERICAN SILVER CORP. 2

Property	Location	Classification	Tonnes (Mt)	Ag (g/t)	Contained Ag (Moz)	Au (g/t)	Contained Au (koz)
La Colorada	Mexico	Proven	3.8	340	41.5	0.23	27.5
		Probable	6.2	303	59.9	0.18	36.0
Manantial Espejo	Argentina	Proven	0.3	250	2.4	2.35	22.8
		Probable	0.1	246	0.9	3.06	10.8
San Vicente (95%) (3)	Bolivia	Proven	1.1	314	10.8	--	--
		Probable	0.6	289	5.2	--	--
Joaquin	Argentina	Proven	0.1	401	1.6	0.24	1.0
		Probable	0.0	575	0.6	0.31	0.3
Escobal	Guatemala	Proven	2.5	486	39.5	0.42	34.2
		Probable	22.1	316	225.0	0.34	243.8
Total Silver Segment(4)			54.3	275	479.7	0.33	376.3
Gold Segment
La Arena	Peru	Proven	20.5	--	--	0.38	251.4
		Probable	21.8	--	--	0.27	191.8
Dolores	Mexico	Proven	12.9	21	8.6	0.57	235.4
		Probable	4.1	18	2.4	0.60	77.7
Shahuindo	Peru	Proven	58.9	8	15.3	0.51	971.3
		Probable	45.3	6	8.8	0.41	604.2
Timmins	Canada	Proven	5.3	--	--	2.89	491.0
		Probable	4.9	--	--	2.74	432.5
Total Gold Segment(4)			173.6	9	35.1	0.58	3,255.2
Total Gold and Silver Segments(4)		Proven + Probable	228.0	91	514.9	0.54	3,631.5
(1) See table below entitled "Metal price assumptions used to estimate mineral reserves and mineral resources as of June 30, 2022".
(2) Mineral reserve estimates were prepared under the supervision of, or were reviewed by, Christopher Emerson, FAusIMM, Vice President Business Development and Geology, and Martin G. Wafforn, P.Eng., Senior Vice President Technical Services and Process Optimization, each of whom are Qualified Persons as that term is defined in NI 43-101.

PAN AMERICAN SILVER CORP. 3

(3) This information represents the portion of mineral reserves attributable to Pan American based on its ownership interest in the operating entity as indicated.
(4) Totals may not add up due to rounding. Total average grades of each element are with respect to those mines that produce the element.

Pan American Silver Measured and Indicated Mineral Resources as at June 30, 2022 (1,2)

Property	Location	Classification	Tonnes (Mt)	Ag (g/t)	Contained Ag (Moz)	Au (g/t)	Contained Au (koz)
Silver Segment
Huaron	Peru	Measured	2.1	163	10.9	--	--
		Indicated	2.4	166	12.7	--	--
Morococha (92.3%) (3)	Peru	Measured	0.6	130	2.7	--	--
		Indicated	0.7	124	3.0	--	--
La Colorada	Mexico	Measured	1.9	216	13.0	0.14	8.2
		Indicated	3.4	191	20.8	0.17	18.0
Manantial Espejo	Argentina	Measured	0.2	158	1.1	1.79	11.9
		Indicated	0.7	264	5.8	2.94	63.9
Joaquin	Argentina	Measured	0.1	349	1.3	0.29	1.0
		Indicated	0.4	329	4.2	0.26	3.3
San Vicente (95%) (3)	Bolivia	Measured	0.9	191	5.7	--	--
		Indicated	0.3	188	2.1	--	--
Navidad	Argentina	Measured	15.4	137	67.8	--	--
		Indicated	139.8	126	564.5	--	--
Escobal	Guatemala	Measured	2.3	251	18.6	0.23	16.7
		Indicated	14.2	201	91.6	0.20	93.0
Total Silver Segment(4)			185.4	138	825.7	0.29	216.2
Gold Segment
Dolores	Mexico	Measured	2.1	30	2.1	0.53	36.5
		Indicated	0.8	57	1.5	1.13	29.7
La Bolsa	Mexico	Measured	10.8	10	3.5	0.70	242.8
		Indicated	10.6	8	2.7	0.54	184.3

PAN AMERICAN SILVER CORP. 4

Property	Location	Classification	Tonnes (Mt)	Ag (g/t)	Contained Ag (Moz)	Au (g/t)	Contained Au (koz)
Pico Machay	Peru	Measured	4.7	--	--	0.91	137.5
		Indicated	5.9	--	--	0.67	127.1
La Arena	Peru	Measured	0.8	--	--	0.16	4.0
		Indicated	2.1	--	--	0.17	11.9
Shahuindo	Peru	Measured	8.3	5	1.3	0.29	76.7
		Indicated	13.2	4	1.8	0.23	98.1
Timmins	Canada	Measured	3.4	--	--	3.32	357.6
		Indicated	4.5	--	--	3.08	449.6
La Arena II	Peru	Measured	148.9	--	--	0.25	1209.7
		Indicated	547.5	--	--	0.23	4070.0
Whitney (82.8%) (3)	Canada	Measured	0.8	--	--	7.02	180.7
		Indicated	1.9	--	--	6.77	406.3
Gold River	Canada	Indicated	0.7	--	--	5.29	117.4
Marlhill	Canada	Indicated	0.4	--	--	4.52	57.4
Vogel	Canada	Indicated	2.2	--	--	1.75	125.0
Total Gold Segment(4)			769.7	9	12.9	0.32	7,922.2
Total Gold and Silver Segments (4)		Measured + Indicated	955.2	113	838.6	0.32	8,138.4
(1) See table below entitled "Metal price assumptions used to estimate mineral reserves and mineral resources as of June 30, 2022".
(2) Mineral resource estimates were prepared under the supervision of, or were reviewed by, Christopher Emerson, FAusIMM, Vice President Business Development, and Geology and Martin G. Wafforn, P.Eng., Senior Vice President Technical Services and Process Optimization, each of whom are Qualified Persons as that term is defined in NI 43-101.
(3) This information represents the portion of mineral resources attributable to Pan American based on its ownership interest in the operating entity as indicated.
(4) Totals may not add up due to rounding. Total average grades of each element are with respect to those mines that produce the element.

Pan American Inferred Mineral Resources as at June 30, 2022 (1,2)

Property	Location	Classification	Tonnes (Mt)	Ag (g/t)	Contained Ag (Moz)	Au (g/t)	Contained Au (koz)
Silver Segment
Huaron	Peru	Inferred	7.2	155	36.1	--	--
Morococha (92.3%) (3)	Peru	Inferred	5.2	143	24.0	--	--

PAN AMERICAN SILVER CORP. 5

Property	Location	Classification	Tonnes (Mt)	Ag (g/t)	Contained Ag (Moz)	Au (g/t)	Contained Au (koz)
La Colorada	Mexico	Inferred	14.9	195	93.9	0.20	98.4
La Colorada skarn	Mexico	Inferred	100.4	44	141.0	--	--
Manantial Espejo	Argentina	Inferred	0.5	180	3.1	1.71	29.4
San Vicente (95%) (3)	Bolivia	Inferred	2.9	249	23.3	--	--
Navidad	Argentina	Inferred	45.9	81	119.4	--	--
Joaquin	Argentina	Inferred	0.2	282	1.6	0.23	1.3
Escobal	Guatemala	Inferred	1.9	180	10.7	0.90	53.7
Total Silver Segment(4)			179.2	79	453.2	0.32	182.7
Gold Segment
Dolores	Mexico	Inferred	2.5	29	2.4	0.92	74.4
La Bolsa	Mexico	Inferred	13.7	8	3.3	0.51	224.6
Pico Machay	Peru	Inferred	23.9	--	--	0.58	445.7
La Arena	Peru	Inferred	6.0	--	--	0.22	42.3
Shahuindo	Peru	Inferred	14.6	8	3.7	0.41	194.5
Shahuindo Sulphide	Peru	Inferred	97.4	14	45.1	0.74	2323.3
Timmins	Canada	Inferred	4.4	--	--	3.11	436.5
La Arena II	Peru	Inferred	54.7	--	--	0.23	413.2
Whitney (82.8%) (3)	Canada	Inferred	0.8	--	--	5.34	141.4
Gold River	Canada	Inferred	5.3	--	--	6.06	1027.4
Vogel	Canada	Inferred	1.5	--	--	3.60	168.8
Total Gold Segment(4)			224.8	13	54.5	0.76	5,492.2
Total Gold and Silver Segments (4)		Inferred	404.0	51	507.7	0.73	5,674.9
(1) See table below entitled "Metal price assumptions used to estimate mineral reserves and mineral resources as of June 30, 2022".
(2) Mineral resource estimates were prepared under the supervision of, or were reviewed by, Christopher Emerson, FAusIMM, Vice President Business Development and Geology, and Martin G. Wafforn, P.Eng., Senior Vice President Technical Services and Process Optimization, each of whom are Qualified Persons as that term is defined in NI 43-101.
(3) This information represents the portion of mineral resources attributable to Pan American based on its ownership interest in the operating entity as indicated.
(4) Totals may not add up due to rounding. Total average grades of each element are with respect to those mines that produce the element.

PAN AMERICAN SILVER CORP. 6

Metal price assumptions used to estimate mineral reserves and mineral resources as at June 30, 2022

Mine	Category	Ag US$/oz	Au US$/oz	Cu US$/t	Pb US$/t	Zn US$/t
Huaron	All categories	19.00	1,300	7,000	2,000	2,600
Morococha	All categories	19.00	1,300	7,000	2,000	2,600
La Colorada	All categories	19.00	1,300	7,000	2,000	2,600
La Colorada skarn	Inferred Resource	18.50		6,500	2,200	2,600
Dolores	Reserves	19.00	1,600
	Resources	22.00	1,700
La Bolsa	All categories	14.00	825
Manantial Espejo	Reserves	19.00	1,500
	Resources	22.00	1,700
San Vicente	All categories	19.00	1,300	7,000	2,000	2,600
Navidad	All categories	12.52			1,100
Pico Machay	All categories		700
Joaquin	Reserves	19.00	1,500
	Resources	22.00	1,700
Escobal	All categories	20.00	1,300		2,204	2,424
Shahuindo	Reserves	19.00	1,500
	Resources	22.00	1,700
Shahuindo Sulphide	Inferred Resource	15.00	1,400
La Arena	Reserves	19.00	1,500
	Resources	22.00	1,700
La Arena II	All categories		1,500	8,816
Timmins	All categories		1,500
Whitney	Resources		1,200
Gold River	All categories		1,200
Marlhill	All categories		1,125
Vogel	Inside pit		1,150
	Below pit		1,150

PAN AMERICAN SILVER CORP. 7

General Notes with Respect to Technical Information
Mineral reserves and mineral resources are as defined by the Canadian Institute of Mining, Metallurgy and Petroleum.
Pan American reports mineral resources and mineral reserves separately. Reported mineral resources do not include amounts identified as mineral reserves. Mineral resources that are not mineral reserves have no demonstrated economic viability.
Pan American does not expect these mineral reserve and mineral resource estimates to be materially affected by metallurgical, environmental, permitting, legal, taxation, socio-economic, political, and marketing or other relevant issues.
The Company has undertaken a verification process with respect to the data disclosed in this news release. The mineral resource and mineral reserves databases compiling drilling and, in some cases, sampling, have been accumulated at each of Pan American mine sites by the qualified staff. Samples are analyzed at a variety of laboratories, including by in-house staff at the mine (San Vicente, Manantial Espejo, La Colorada), mine laboratories operated by third party independent commercial labs (Huaron, Morococha), and commercial laboratories off-site (Shahuindo, La Arena, Timmins, Dolores). All the assay data used in the resource evaluation provided by each of the mines has been subjected to the industry standard quality assurance and quality control ("QA/QC") program including the submission of certified standards, blanks, and duplicate samples. The results are reviewed on a monthly basis by management. In general, the assay analytical technique for silver, lead, zinc and copper is acid digestion with either ICP or atomic absorption finish. The analytical technique for gold uses fire assay and a atomic absorption (AA) finish. A gravimetric finish would be used if the gold assay exceeds >10 g/t. The results of the QA/QC samples submitted for the resource databases demonstrate acceptable accuracy and precision. The Qualified Person is of the opinion that the sample preparation, analytical, and security procedures followed for the samples are sufficient and reliable for the purpose of this mineral resource and mineral reserve estimates. Pan American is not aware of any drilling, sampling, recovery or other factors that could materially affect the accuracy or reliability of the data reported herein.
See the Company’s Annual Information Form dated February 23, 2022, available at www.sedar.com for further information on the Company’s material mineral properties, including detailed information concerning associated QA/QC and data verification matters, the key assumptions, parameters and methods used by the Company to estimate mineral reserves and mineral resources, and for a detailed description of known legal, political, environmental, and other risks that could materially affect the Company’s business and the potential development of the Company’s mineral reserves and mineral resources.
Quantities and grades of contained metal are shown before metallurgical recoveries.
Technical information contained in this news release with respect to Pan American has been reviewed and approved by Christopher Emerson, FAusIMM., Vice President Business Development and Geology, and Martin Wafforn, P.Eng., Senior Vice President Technical Services and Process Optimization, who are each Qualified Persons for the purposes of NI 43-101.
Pan American Silver Corp is authorized by The Association of Professional Engineers and Geoscientists of the Province of British Columbia to engage in Reserved Practice under Permit to Practice number 1001470.

PAN AMERICAN SILVER CORP. 8

About Pan American Silver
Pan American owns and operates silver and gold mines located in Mexico, Peru, Canada, Argentina and Bolivia. We also own the Escobal mine in Guatemala that is currently not operating. Pan American provides enhanced exposure to silver through a large base of silver reserves and resources, as well as major catalysts to grow silver production. We have a 28-year history of operating in Latin America, earning an industry-leading reputation for sustainability performance, operational excellence and prudent financial management. We are headquartered in Vancouver, B.C. and our shares trade on NASDAQ and the Toronto Stock Exchange under the symbol "PAAS".
Learn more at panamericansilver.com.
For more information contact:
Siren Fisekci
VP, Investor Relations & Corporate Communications
Ph: 604-806-3191
Email: ir@panamericansilver.com

Cautionary Note Regarding Forward-Looking Statements and Information
Certain of the statements and information in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. All statements, other than statements of historical fact, are forward-looking statements or information. Forward-looking statements or information in this news release relate to, among other things: the disclosure of estimated mineral reserve and mineral resource information; the expectation of the Company to provide an update relating to the La Colorada skarn mineral resources, and the timing and results of any such update; estimated mine life and any anticipated changes related thereto; the extent of, and success related to any future exploration or development programs, including with respect to the La Colorada skarn; estimated mineral reserves and mineral resources;; expectations that metallurgical, environmental, permitting, legal, title, taxation, socio-economic, political, marketing or other issues will not materially affect estimates of mineral reserves and mineral resources.
These forward-looking statements and information reflect the Company’s current views with respect to future events and are necessarily based upon a number of assumptions that, while considered reasonable by the Company, are inherently subject to significant operational, business, economic and regulatory uncertainties and contingencies. These assumptions include: the accuracy of our mineral reserve and mineral resource estimates and the assumptions upon which they are based; ore grades and recoveries are as anticipated; prices for silver, gold, and base metals remaining as estimated; currency exchange rates remaining as estimated; capital, decommissioning and reclamation estimates; prices for energy inputs, labour, materials, supplies and services (including transportation); all necessary permits, licenses and regulatory approvals for our operations are received in a timely manner; our ability to comply with environmental, health and safety laws; and that the COVID-19 pandemic, or other pandemics, do not materially impact underlying assumptions used in estimating mineral reserves and mineral resources, such as prices, the costs and availability of necessary labour, energy, supplies, materials and services, and exchange rates, among other things. The foregoing list of assumptions is not exhaustive.
The Company cautions the reader that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements or information contained in this news release and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in silver, gold and base metal prices; fluctuations in prices for energy inputs, labour, materials, supplies and services (including transportation); fluctuations in currency markets (such as the Canadian dollar, Peruvian sol, Mexican peso, Argentine peso and Bolivian boliviano versus the U.S. dollar); operational risks and hazards inherent with the business of mining (including environmental accidents and hazards, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather); employee relations; relationships with, and claims by, local communities and indigenous populations; our ability to obtain all necessary permits, licenses and

PAN AMERICAN SILVER CORP. 9

regulatory approvals in a timely manner; changes in laws, regulations and government practices in the jurisdictions where we operate, including environmental, export and import laws and regulations; legal restrictions relating to mining, including in Chubut, Argentina, and in Guatemala; risks relating to expropriation; diminishing quantities or grades of mineral reserves as properties are mined; increased competition in the mining industry for equipment and qualified personnel; and those factors identified under the caption “Risks Related to Pan American’s Business” in the Company’s most recent form 40-F and Annual Information Form filed with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities, respectively. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Investors are cautioned against undue reliance on forward-looking statements or information. Forward-looking statements and information are designed to help readers understand management’s current views of our near and longer term prospects and may not be appropriate for other purposes. The Company does not intend, nor does it assume any obligation to update or revise forward-looking statements or information, whether as a result of new information, changes in assumptions, future events or otherwise, except to the extent required by applicable law.
Cautionary Note to US Investors Regarding References to Mineral Reserves and Mineral Resources
Unless otherwise indicated, all mineral reserve and mineral resource estimates included in this news release have been prepared in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum classification system. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”), and reserve and resource information included herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, this news release uses the terms “measured resources,” “indicated resources” and “inferred resources.” U.S. investors are advised that, while such terms are recognized and required by Canadian securities laws, the SEC does not recognize them. The requirements of NI 43-101 for the identification of “reserves” are also not the same as those of the SEC, and reserves reported by Pan American in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. U.S. investors are cautioned not to assume that any part of a “measured resource” or “indicated resource” will ever be converted into a “reserve.” U.S. investors should also understand that “inferred resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of “inferred resources” exist, are economically or legally mineable or will ever be upgraded to a higher category. Under Canadian rules, estimated “inferred resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. In addition, disclosure of “contained ounces” in a mineral resource is permitted disclosure under Canadian regulations. However, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade, without reference to unit measures. Accordingly, information concerning mineral deposits set forth in this news release may not be comparable with information made public by companies that report in accordance with U.S. standards.
The SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). These amendments became effective February 25, 2019 (the “SEC Modernization Rules”) with compliance required for the first fiscal year beginning on or after January 1, 2021. Under the SEC Modernization Rules, the historical property disclosure requirements for mining registrants included in Industry Guide 7 under the U.S. Securities Act of 1933, as amended, will be rescinded and replaced with disclosure requirements in subpart 1300 of SEC Regulation S-K. Following the transition period, as a foreign private issuer that is eligible to file reports with the SEC pursuant to the multi-jurisdictional disclosure system (the “MJDS”), Pan American is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101. If Pan American ceases to be a foreign private issuer or loses its eligibility to file its annual report on Form 40-F pursuant to the MJDS, then Pan American will be subject to the SEC Modernization Rules, which differ from the requirements of NI 43-101.
As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources.” In addition, the SEC has amended its definitions of “proven mineral reserves” and “probable mineral reserves” to be “substantially similar” to the corresponding standards under NI 43-101. While the SEC will now recognize “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”, U.S. investors should not assume that any part or all of the mineralization in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. Mineralization described using these terms has a greater amount of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, U.S. investors are cautioned not to assume that any measured mineral resources, indicated mineral resources, or inferred mineral resources that Pan American reports are or will be economically or legally mineable. Further, “inferred mineral resources” have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, U.S. investors are also cautioned not to assume that all or any part of the “inferred mineral resources” exist. Under Canadian securities laws, estimates of “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies, except in rare cases. While the above terms are “substantially similar” to the standards under NI 43-101, there are differences in the definitions under the SEC Modernization Rules. Accordingly, there is no assurance any mineral reserves or mineral resources that Pan American may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had Pan American prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules.